File No. 70-9477

As filed with the Securities and Exchange Commission on December 22, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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POST-EFFECTIVE AMENDMENT No. 19 TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

(Name of company filing this statement and
address of principal executive offices)

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Dominion Resources, Inc.

(Name of top registered holding company
parent of each applicant or declarant)

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James F. Stutts
Vice President and General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219
(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Sharon L. Burr, Esq. Senior Counsel Dominion Resources Inc. 120 Tredegar Street Richmond, VA 23219	Robert P. Edwards Heather A. Shirley Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

ITEM 1. Dominion Capital, Inc. - Divestment of Businesses and Assets

Introduction and Background

Dominion Resources, Inc. (“Dominion”), a Virginia corporation and a registered public holding company under the Public Utility Holding Company Act of 1935, as amended (the “Act”), and Dominion Capital, Inc. (“DCI”) seek approval under this Post- effective Amendment to continue the process of divesting the businesses and assets held by DCI beyond the third anniversary of the effective date of the merger authorized in the Commission’s order of December 15, 1999 (HCAR No. 27113)(“Merger Order”) authorizing Dominion’s acquisition of Consolidated Natural Gas Company (the “Merger”).

On January 28, 2003, in HCAR 35-27644, 70-9477, the Commission approved an extension period for Dominion’s divestiture of DCI until January 28, 2006 (the “Extension Order”). The underlying application to the Extension Order made clear that divestiture efforts would not be completed by the date granted by the Extension Order, January 28, 2006.

Request for Order Extension

Accordingly, Dominion requests that the Commission issue an order authorizing an extension of the time to continue its divestiture effort until February 8, 2006 when the Act will be repealed. Henceforth, there will be no need to file for such extension under the Merger Order.

Divestment Activities

In accordance with the Merger Order, Dominion has succeeded in reducing the assets of DCI by 85%, from a balance of $3.576 billion as of December 31, 1999 to $543 million as of August 31, 2005. Since the last request for extension, DCI has reduced its total assets by $642 million from a balance of $1.184 billion in September 2002 ( i.e. about 54% reduction in asset value).

More specifically, from the period of September 2002 through August 2005, DCI completed various significant divestiture transactions, including the following:

1.	Reduction in Saxon Mortgage Residuals (Over past three years) - $150 million

2.	Sale of Rincon Preferred Stocks (November 2003) - $116 million

3.	Sale and Restructuring of SSOFI CLO assets (December 2003) - $112 million

4.	Sale of Vidalia Lessor Interest (December 2003) - $80 million

5.	Sale of DRF Acquisition LLC (May 2004) -$14 million

6.	Sale of Compendia music assets (December 2004) - $8 million

7.	Sale of MassMicro LLC membership Interest (June 2005) - $1 million

8.	Sale of Celerity Private Equity Funds (July 2005) - $3 million

9.	Sale of 12th Street real estate interest (July 2005) - $2 million

10.	Sale of the three FDF CDO investments (August 2005) - $16 million

Through the extension date requested herein, DCI will endeavor to divest the remaining assets and businesses. To recover the fair value or reasonable market value however, DCI will be required to consider the prevailing market environment and characteristics of those assets in its divestment strategy. DCI will apply prudent management and marketing effort to optimize the assets’ values rather than through forced sale. This divestment strategy is required because of the diverse lines of businesses, the broad range of assets and different ownership structures pertaining to its remaining assets and businesses, as well as Dominion’s desire to maximize value for its shareholders.

Operating Entities

Except for Gichner Systems Group, there are no longer any entities wholly-owned by DCI which have ongoing operations. There are certain prevailing legal issues that prevent Gichner Systems Group from being marketed. Once the legal issues are resolved, Gichner Systems Group will be marketed and DCI expects to sell Gichner Systems Group in the 2006-2007 time frame. Gichner Systems Group has a book value of $38 million as of August 2005.

There are certain final winding down matters for DCI’s Cambrian and Wilshire projects and DCI expects these to be resolved or completed during 2006.

Equity Funds and Investments

There are small non-controlling holdings in two private equity funds and various minority investments in companies totaling $5 million. DCI expects to sell, liquidate or write-down (if appropriate) these assets in the 2006-2007 time frame; provided, however, that such sale or liquidation will be conditioned on conducive market conditions.

Collaterized Loan Obligations

In December 2003, DCI sold its interest in two special purpose trusts (FSLOT and FSLOIT), loans, First Source Financial, Inc. and other related and miscellaneous assets. In return, DCI received $112 million in cash and $250 million in notes issued by Special Situations Opportunity Fund I, LLC (SSOFI). Orchard Paladin Asset Management, LLC (an unrelated entity) was the buyer who simultaneously sold the assets to SSOFI in this transaction. At that time, the assets on DCI’s books for such assets totaled $362 million. SSOFI underwent further restructuring in early 2005 that resulted in eliminating certain obligations arising from the previous transaction and improving the quality of the replacement notes from the original transaction. As of August

30, 2005, these notes have a book value of $250 million, which included $4 million of accrued interest that is payable in 2006. DCI plans to divest these notes in the 2006-2007 time frame if market conditions become conducive.

DCI also holds interests in mortgage residuals (“Residuals”) pertaining to various collateralized loan obligations (CLOs) arising from its past ownership and divestment of Saxon Capital Mortgage. Residuals are passive investment resulting from the securitizations of mortgage loans by Saxon Capital previously. In July 2001, DCI sold Saxon but retains ownership of the Residuals. Saxon remains as the servicer of the CLOs. The Residuals are booked based on a mark-to-market valuation. Periodically, the underlying CLOs are called or sold by the Saxon. In such instances, DCI will receive certain proceeds from those events. The book balance of the Residuals is $54 million as of August 30, 2005. A forced sale of Residuals would not enable DCI to recover the full value of its investment. Therefore, DCI will continue to divest and/or reduce the value of DCI’s holding of the Residuals through receipts of proceeds and mark-to-market valuations over time. DCI plans to sell the assets when the market conditions are conducive.

Real Estate

DCI has reduced its investment in real estate from $100 million as of December 31, 1999 to $14 million as of August 31, 2005. Investment in real estate comprises investments in commercial real estate, development projects and raw land. The commercial real estate holdings are currently being sold or liquidated. DCI expects the value for such holdings to be significantly reduced in 2006.

Other Assets

DCI has executed an agreement to sell its 25% limited partnership interest in the Vidalia hydroelectricity plant. The sale closing is currently pending, awaiting the receipt of certain required consents. The transaction value is $44 million.

DCI still holds a number of non-controlling partnership interests in Low Income Housing Partnerships with zero book values. These interests have been completely written off the books.

There are other miscellaneous assets and they will be sold, liquidated, depreciated or written down as appropriate. Also, there are balance sheet items including cash, receivables and tax-related items. DCI expects these items to diminish in value in conjunction with the execution of the divestment strategy.

Accounting and Tax Treatment

Accounting and tax treatment (including those arising from Generally Accepted Accounting Principles (GAAP) and tax laws and changes) will impact the value of the assets.Rule 54 Analysis

Dominion currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2005, Dominion's “aggregate investment”, as defined in Rule 53(a)(1), in “exempt wholesale generators” (“EWGs”) and “foreign utility companies” (“FUCOs”), was approximately $2,949 million (of which approximately $2,942 million was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that Dominion’s financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its “average consolidated retained earnings” plus $4.5 billion would not have either of the adverse effects set forth in Rule 53 (c). At June 30, 2005, Dominion’s ‘average consolidated retained earnings’ were $1,568 million.

See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the “Rule 53 (c) Order”). Dominion continues to assert that its investment in EWGs and FUCOs will not adversely affect the Dominion system.

In addition, Dominion and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

(i) The Dominion system maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, Dominion has undertaken to provide the Commission access to such books and records and financial statements as it may request;

(ii) No more than 2% of the employees of Dominion's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

(iii) Dominion has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of Dominion's public utility subsidiaries;

(iv) Neither Dominion nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

(v) Dominion's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, Dominion did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of Dominion's consolidated retained earnings.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of Dominion’s EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Dominion system, or an adverse impact on Dominion’s public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of Dominion's overall financial condition which took into account, among other factors, Dominion's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate Dominion’s EWG and FUCO investments have been profitable for all quarterly periods ending March 31, 2002 through March 31, 2005. Dominion’s EWG and FUCO investments also were profitable for the period from March 31, 2002 through March 31, 2005. As of June 30, 2005, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, Dominion’s consolidated capitalization consisted of $10,778 million of common equity, $257 million of preferred stock and $17,940 million of debt (including long and short-term debt and preferred stock). As of June 30, 2005, the consolidated capitalization ratios of Dominion, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of June 30, 2005
%
Common shareholders’ equity	37
Preferred stock	1
Long-term and short-term debt	62
100

Dominion’s consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,745 million as of June 30, 2005 and grew from $922 million as of December 31, 2001 to $1,745 million as of June 30, 2005. Dominion's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $4,774 million in revenues from March 31, 2000 through June 30, 2005, and net income of $1,006 million for the same period. Dominion's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to June 30, 2005 were $3,867 million and $723 million, respectively. Accordingly, since the date of the Rule 53 (c) Order, the capitalization and earnings attributable to Dominion's investments in EWGs and FUCOs has not had an adverse impact on Dominion's financial integrity.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

The fees, commissions and expenses of the applicant will depend upon the ultimate terms of each disposition. The fees associated with this Application are legal fees in the amount of $15,000.00.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

Sections 10 and 11 of the Act, 15 U.S.C. Section 79j-k governed the original merger, and the divestiture condition was authorized by Section 10(c) of the Act. The aspects of the businesses retained by DCI that require active management have management teams in place and do not depend upon Dominion or Dominion’s public-utility company subsidiaries for goods or services. The retention of these businesses in order to avoid economic loss resulting from volatility in financial markets will not detract from the management of either the holding company system or its integrated public utility company system operations. The majority of the retained assets are essentially passive financial assets. Retention of those assets pending improvements in financial markets and negotiations with purchasers, likewise, will have no deleterious effect upon Dominion as an integrated electric and gas utility holding company system. The divestiture of the limited partnership interests in the Catalyst hydro-electric facility will reduce the overall investment in DCI. The divestiture of the project interests therefore is consistent with reducing Dominion’s holdings through DCI and the maintenance of an integrated electric utility system by Dominion, and implements the overall plan approved pursuant to Section 11 of the Act. Accordingly, divestiture is appropriate under rule 44(c).

ITEM 4. REGULATORY APPROVALS

No regulatory approvals are required other than that of the Commission.

ITEM 5. PROCEDURE

No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any order be made effective immediately upon the entry thereof.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

None.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

None of the matters that are the subject of this Application-Declaration involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                          DOMINION RESOURCES, INC.

     By:       /s/ James F. Stutts
     Title: Vice President and General Counsel

    Date: December 22, 2005